Lyris, Inc Option Exchange Program Exhibit 99(a)(1)(F)

Three Pillars of Compensation at Lyris Total Compensation Cash Long - Term Incentive Non - Cash Compensation Programs are designed to: • Attract • Motivate • Develop • Reward and • Retain our employees

Three Pillars of Compensation at Lyris Total Compensation Cash Long - Term Incentive Non - Cash Long - term incentives • Equity = Ownership share in the company • Stock Options • Right to buy a specific number of shares of stock • Defined timeframe for purchase • Fixed price per share regardless of market

Why an Option Exchange Program a.k.a. Tender Offer? • Goal is to restore “incentive” and “retentive” value of our employees’ stock options by providing an opportunity to exchange underwater options • Fewer underwater options = greater long term incentives • Increased ability to attract and retain employees

How Does the Option Exchange work? • E xchange eligible options for the same number of replacement options (adjusted for reverse stock split) – Exercise price equal to or greater than $4.95 (adjusted for reverse stock split) – Granted prior to November 18, 2011 – Vested and/or unvested – Must exchange all of the shares subject to an individual grant – If you have more than one eligible option grant, you may exchange one, some, or none of the option grants • Replacement options – Exercise price is $1.575 per share – Will be unvested at grant and fully vest over 4 years • 25% on November 18, 2012 • 6.25% per quarter thereafter • Must remain Lyris employee on vesting date

Who Can Participate? • You are eligible if you: – Are employed by Lyris in the United States as a regular employee and – Hold vested or unvested options granted prior to November 18, 2011 with an exercise price equal to or greater than $4.95 (adjusted for reverse stock split) • You are not eligible if: • The option was granted after November 18, 2011 or the exercise price of your option is less than $4.95 (adjusted for reverse stock split) • You are not a current employee of Lyris, or an employee of Lyris hired to work outside of the United States • You are a non - employee member of the Board of Directors

How Do I Participate? • Read and understand the Offer To Exchange document and other offering documents carefully • Complete the Election Form and follow the submission instructions • If you change you mind – Authorize a new election by completing, signing and re - submitting the election form – You may change your mind as often as you wish until the offer expiration date and time (5:00 p.m., April 23, 2012). • It is solely your responsibility to ensure all forms are submitted prior to the date and time of offer expiration • If you do nothing prior to the offer expiration date and time you will NOT receive replacement options

Timing • The Option Exchange is scheduled to begin on March 26, 2012 • The Program is scheduled to end at 5:00 PM PST on April 23, 2012 – This is also the date existing options will be cancelled and your replacement options will be granted on the first trading date after the deadline, if elected – Within three weeks after the close of the program you will receive notification and instruction from Global Shares as how to accept you new grant